                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*




                              CARTER-WALLACE, INC.
                   -----------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  146285 10 1
                   -----------------------------------------
                               (CUSIP Number)

                                      AND

                Class B Common Stock, par value $1.00 per share
               -------------------------------------------------
                         (Title of Class of Securities)

                                  146285 20 0
                   -----------------------------------------
                               (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 23 Pages

CUSIP NO. 146285 10 1                     13G               PAGE  2 OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The CPI Development Corporation


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1)       (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The CPI Development Corporation is a Delaware corporation

                    5    SOLE VOTING POWER

                         11,754,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            - 0 -
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                11,754,000


                    8    SHARED DISPOSITIVE POWER

                         - 0 -


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,754,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     35.57%


12   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 10 1               13G                   PAGE  3  OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry H. Hoyt, Jr.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Henry H. Hoyt, Jr. is a U.S. citizen.

                    5    SOLE VOTING POWER

                         1,628,534 shares


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000 shares
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                1,628,534 shares


                    8    SHARED DISPOSITIVE POWER

                         11,763,000 shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,391,534 shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Henry H. Hoyt, Jr. disclaims beneficial ownership of 11,763,000 shares included in Row (9)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     39.26%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  146285 10 1              13G                   PAGE  4  OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Suzanne H. Garcia


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Suzanne H. Garcia is a U.S. citizen.

                    5    SOLE VOTING POWER

                         10,800


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                10,800


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,773,800



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Suzanne H. Garcia disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     35.63%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 10 1               13G                   PAGE  5  OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard L. Cruess, M.D.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard L. Cruess, M.D. is a citizen of Canada.

                    5    SOLE VOTING POWER

                         300


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                300


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,763,300



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Richard L. Cruess, M.D. disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     35.59%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  6  OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The CPI Development Corporation


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1)       (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The CPI Development Corporation is a Delaware corporation.

                    5    SOLE VOTING POWER

                         11,754,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            - 0 -
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                11,754,000


                    8    SHARED DISPOSITIVE POWER

                         - 0 -


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,754,000



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     96.07%


12   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  7  OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry H. Hoyt, Jr.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Henry H. Hoyt, Jr. is a U.S. citizen.

                    5    SOLE VOTING POWER

                         22,500 shares


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000 shares
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                22,500 shares


                    8    SHARED DISPOSITIVE POWER

                         11,763,000 shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,785,500



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Henry H. Hoyt, Jr. disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     96.32%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  8  OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Suzanne H. Garcia


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Suzanne H. Garcia is a U.S. citizen

                    5    SOLE VOTING POWER

                         13,800


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                13,800


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,776,800



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Suzanne H. Garcia disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     96.25%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  9  OF 23 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard L. Cruess, M.D.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard L. Cruess, M.D. is a citizen of Canada.

                    5    SOLE VOTING POWER

                         - 300 -


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                - 300 -


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,763,300



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Richard L. Cruess, M.D. disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     96.14%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(a)         NAME OF ISSUER:

                             Carter-Wallace, Inc.


ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                             1345 Avenue of the Americas
                             New York, New York  10105


ITEM 2(a)         NAME OF PERSON FILING:

                  Pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, this Schedule 13G is being filed on behalf of:

                  (i)    The CPI Development Corporation
                 (ii)    Mr. Henry H. Hoyt, Jr.
                (iii)    Mrs. Suzanne H. Garcia
                 (iv)    Richard L. Cruess, M.D.

                  Each of the above persons has previously agreed in writing that this Schedule 13G is filed on behalf of each of them. This Amendment No. 10 to the Schedule 13G does not reflect any change in the number of shares of Common Stock or Class B Common Stock of Carter-Wallace, Inc. beneficially owned by Mrs. Suzanne H. Garcia or Richard L. Cruess, M.D. in their individual capacities.


ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  (i) The principal business office of The CPI Development Corporation is:

                                    103 Springer Building
                                    3411 Silverside Road
                                    Wilmington, Delaware  19810

                 (ii)      The principal business office of Mr. Henry H.
                           Hoyt, Jr. is:

                                    c/o Carter-Wallace, Inc.
                                    1345 Avenue of the Americas
                                    New York, New York  10105

                               Page 10 of 23 pages

                (iii)      The residence address of Mrs. Suzanne H. Garcia is:

                                    P.O. Box 5040
                                    Santa Fe, New Mexico  87502

                 (iv)      The principal business office of Richard L. Cruess,
                           M.D. is:

                                    Centre for Medical Education
                                    Lady Meredith House
                                    1110 Pine Avenue West
                                    Montreal, Q.C., Canada  H3A 1A3


ITEM 2(c)         CITIZENSHIP:

                  CPI Development Corporation is a Delaware corporation. All persons named in response to Item 2(a) are citizens of the United States, except Dr. Cruess, who is a citizen of Canada.


ITEM 2(d)         TITLE OF CLASSES OF SECURITIES:

                  Common Stock, par value $1.00 per share.

                  Class B Common Stock, par value $1.00 per share.


ITEM 2(e)         CUSIP NUMBERS:

                  146285 10 1    -        Common Stock

                  146285 20 0    -        Class B Common Stock


ITEM 3            Not applicable.


ITEM 4            OWNERSHIP

                  (a) Amount beneficially owned:

                  At December 31, 2000, The CPI Development Corporation ("CPI") beneficially owned 11,754,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Carter-Wallace, Inc. ("Carter-Wallace") and 11,754,000 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Carter-Wallace. The directors of CPI are Henry H. Hoyt, Jr., Suzanne
H. Garcia and Richard L. Cruess, M.D.


                               Page 11 of 23 pages

                  The following table shows the ownership of the voting stock of CPI (i.e., Class C Common Stock) by the persons (other than CPI) named in response to Item 2(a):

                                   Number of Shares of
      Shareholder Name                Class C Common          Percent of Class C
        and Address                    Stock of CPI           Common Stock of CPI
---------------------------------------------------------------------------------
Trustees under Paragraph 1              327.3                       25.1%
of agreement dated 5/24/84,
as amended, Henry H. Hoyt,
Grantor, c/o Marshall M.
Green - Carter-Wallace, Inc.,
1345 Avenue of the Americas,
New York, NY 10105

Trustees u/w Kate                         304                       23.3%
Good Orcutt, c/o Marshall
M. Green - Carter-Wallace,
Inc., 1345 Avenue of the
Americas, New York, NY
10105

Trustees u/i dated 5/29/44                137                       10.5%
f/b/o Anna Orcutt Hoyt, et
al., c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

Trustees u/a dated                      109.1                        8.4%
4/24/75, f/b/o Henry H.
Hoyt, Jr., c/o Marshall M.
Green - Carter-Wallace, Inc.,
1345 Avenue of the Americas,
New York, NY 10105


                               Page 12 of 23 pages

                                   Number of Shares of
      Shareholder Name                Class C Common          Percent of Class C
        and Address                    Stock of CPI           Common Stock of CPI
---------------------------------------------------------------------------------
Trustee under Agreement                    60.5                       4.6%
dated August 31, 1988,
Charles O. Hoyt, Grantor,
c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

Charles O. Hoyt 1999 GRAT,                 39.4                       3.0%
c/o Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the Americas,
New York, NY 10105

Charles O. Hoyt 2000 GRAT,                  9.2                       0.7%
c/o Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the Americas,
New York, NY 10105

The Suzanne Hoyt Garcia                   109.1                       8.4%
Revocable Trust u/a July
27, 1995, The Santa Fe
Ranch, P.O. Box 5040 Santa
Fe, NM 87502

Gloria B. Kirschner,                       60.4                       4.6%
c/o M & T Bank Corporation,
Attn: M & T Investment
Group, 255 East Avenue,
Rochester, NY 14604

Trustees u/a dated                           50                       3.8%
February 29, 1988,
Anna O. Hoyt, Grantor,
Henry H. Hoyt, Jr. share,
c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

Trustees u/a dated                           50                       3.8%
February 29, 1988,
Anna O. Hoyt, Grantor,
Charles O. Hoyt share, c/o
Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105


                               Page 13 of 23 pages

                                   Number of Shares of
      Shareholder Name                Class C Common          Percent of Class C
        and Address                    Stock of CPI           Common Stock of CPI
---------------------------------------------------------------------------------
Trustees u/a                                 50                      3.8%
dated February 29, 1988,
Anna O. Hoyt, Grantor,
Suzanne H. Garcia share,
c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

         Total Shares                     1,306


                  The following table shows the beneficial ownership (other than indirect beneficial ownership through CPI shown in the preceding table) of shares of Common Stock and Class B Common Stock by the persons (other than CPI) named in response to Item 2(a):

                                 Number of Shares           Number of Shares
                                 of Carter-Wallace         of Carter-Wallace
      Name                         Common Stock           Class B Common Stock
      ----                       -----------------        --------------------
Henry H. Hoyt, Jr.                 1,637,534                    31,500
Suzanne H. Garcia                     19,800                    22,800
Richard L. Cruess,                     9,300                     9,300
 M.D


                  (b) Percent of Class:

                  The shares of Carter-Wallace Common Stock described in response to Item 4(a) amount to approximately 39.30% of the number of such shares outstanding on December 31, 2000.

                  The shares of Carter-Wallace Class B Common Stock described in response to Item 4(a) amount to approximately 96.33% of the number of such shares outstanding on December 31, 2000.

                  (c) The following tables set forth, for the persons named in response to Item 2(a), the number of shares of each of Common Stock and Class B Common Stock as to which such person has (A) sole power to vote or to direct the vote, (B) shared power to vote or to direct the vote, (C)


                               Page 14 of 23 pages
sole power to dispose or to direct the disposition of, or (D) shared power to dispose or to direct the disposition of:

                            Power to vote or               Power to dispose or to
                           to direct the vote              direct the disposition
                             of Common Stock                   of Common Stock
                           ------------------              ----------------------
      Name                Sole           Shared            Sole           Shared
      ----                ----           ------            ----           ------
CPI                    11,754,000              0        11,754,000              0

Henry H. Hoyt, Jr.      1,628,534     11,763,000(1)      1,628,534     11,763,000(1)

Suzanne H. Garcia          10,800     11,763,000(1)         10,800     11,763,000(1)

Richard L. Cruess,            300     11,763,000(1)            300     11,763,000(1)
  M.D



                             Power to vote or              Power to dispose or to
                            to direct the vote             direct the disposition
                         of Class B Common Stock           of Class B Common Stock
                         -----------------------           -----------------------
      Name                Sole           Shared            Sole              Shared
      ----                ----           ------            ----              ------
CPI                    11,754,000              0        11,754,000                 0

Henry H. Hoyt, Jr.         22,500     11,763,000(1)         22,500        11,763,000(1)

Suzanne H. Garcia          13,800     11,763,000(1)         13,800        11,763,000(1)

Richard L. Cruess,            300     11,763,000(1)            300        11,763,000(1)
  M.D



                  (1) Includes 11,754,000 shares of each of Common Stock and Class B Common Stock owned by CPI as to which such person, as a stockholder or a director of CPI, may be deemed to share voting power and the power of disposition. Also includes 9,000 shares of each of Common Stock and Class B Common Stock held in trust under the will of Kate Good Orcutt; Henry H. Hoyt, Jr. and Suzanne H. Garcia are trustees and beneficiaries of the trust and Richard L. Cruess, M.D. is a trustee of the trust. Henry H. Hoyt, Jr., Suzanne H. Garcia and Richard L. Cruess, M.D. disclaim beneficial ownership of the shares of Common Stock or Class B Common Stock owned by CPI or such trust.



                               Page 15 of 23 pages

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, except that substantially all dividends on the Common Stock owned by CPI are payable to the holders of CPI's 6% First Preferred Stock, 4% Second Preferred Stock and 8% Third Preferred Stock. The holders of CPI's Class C (voting) and Class B (non-voting) Common Stock have no right to receive the proceeds of dividends paid on the Common Stock until the preferential dividends on CPI's 6% First Preferred Stock, 4% Second Preferred Stock and 8% Third Preferred Stock are paid in full.

                  The following table sets forth the ownership of CPI's 6% First Preferred Stock, 4% Second Preferred Stock, 8% Third Preferred Stock and
Class B Common Stock:

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------


                               Page 16 of 23 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------

Trustees                        2,489           75,689        99,826.5
under Paragraph 1 of
agreement dated
5/24/84, as amended,
Henry H. Hoyt,
Grantor, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105



Trustees u/w                  22,496          132,544         927,200           2,736
Kate Good Orcutt, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105


Trustees u/i dated            11,100           65,400         457,500           1,363
5/29/44 f/b/o Anna
Orcutt Hoyt, et al.,
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105


Trustees u/a dated           1,049.6        49,733.25       161,985.5             422
4/24/75, f/b/o Henry
H. Hoyt, Jr.,
c/o Marshall M. Green
-Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105


                               Page 17 of 23 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Trustee under                     229          25,899          18,447
Agreement dated
August 31, 1988,
Charles O. Hoyt,
Grantor, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

Charles O. Hoyt               2,951.3       19,321.25       116,360.5          342.1
1999 GRAT,
c/o Marshall M.
Green-Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

Charles O. Hoyt                 689.3           4,513          27,178           79.9
2000 GRAT,
c/o Marshall M. Green
Carter-Wallace,
Inc., 1345
Avenue of the
Americas, New York,
NY 10105

The Suzanne Hoyt                1,830          25,230        33,275.5
Garcia Revocable
Trust u/a July 27,
1995, The Santa Fe
Ranch, P.O. Box 5040,
Santa Fe, NM 87502

Kirschner Family, LLC         4,469.6          26,334         184,220          543.6
c/o Gloria B. Kirschner
156 Farmbrook Drive
Rochester, NY 14625

Trustees u/a dated                                             15,250
February 29, 1988,
Anna O. Hoyt,
Grantor, Henry H.
Hoyt, Jr. share, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105


                               Page 18 of 23 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Trustees u/a dated                                              15,250
February 29, 1988,
Anna O. Hoyt,
Grantor, Charles O.
Hoyt share, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

Trustees u/a dated                                              15,250
February 29, 1988,
Anna O. Hoyt,
Grantor, Suzanne H.
Garcia share, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

Trustees u/i Henry H.                                           859,307         2,817.4
Hoyt dated 6/17/64,
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105

                              Page 19 of 23 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Anna O. Hoyt, Trust              3,756           22,132          78,164            256
u/a dtd December 28,
1988 f/b/o Henry H.
Hoyt, Jr. et al., c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

Anna O. Hoyt, Trust              3,756           22,132          78,165            256
u/a dtd December 28,
1988 f/b/o Charles O.
Hoyt et al., c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

Anna O. Hoyt, Trust              3,757           22,131          78,164            256
u/a dtd December 28,
1988 f/b/o Suzanne H.
Garcia et al., c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

The Trustees of Princeton       15,185            9,636         186,660            612
University, c/o
Fiduciary Trust Co.
of NY, P.O. Box 3199,
Church Street
Station, New York, NY
10008

Trustees u/i dated             3,469.6        26,334.25         184,220            604
11/8/66, Suzanne H. Garcia,
Grantor, c/o William
A. Simmons, 1901
Calle De Sabastion,
Santa Fe, NM 87501

Trustees u/i Anna                                               184,220            604
Orcutt Hoyt dated
6/17/64, c/o Marshall
M. Green -  Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105


                               Page 20 of 23 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Trustee u/i Henry H.                                          42,700             140
Hoyt Jr., dated
9/10/64, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

Trustees u/i Charles                                          42,700             140
O. Hoyt dated
8/14/64, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

Hoyt Foundation,               4,133            5,682
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105

Hoyt Fund,                     4,134            5,683
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105

AOH Foundation,                4,134            5,683
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105

Columbia-Presbyterian          1,000
Medical Center Fund,
Inc., Att: Robert
Feldman, Executive
Director, 100 Haven
Avenue, New York, NY
10032

Preventive Medicine            1,000
Institute Strang
Clinic, Inc., Att:
Dr. Daniel Miller,
Chief Executive
Officer, 428 East
72nd St., New York,
NY 10021


                               Page 21 of 23 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Pingry Corporation,               715
c/o Mr. Anthony
Carro, Pingry School,
Short Hills Campus,
Country Day Drive,
Short Hills, NJ 07078


         Total Shares        92,343.4       544,076.75       3,806,043          11,172

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED OR BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10           CERTIFICATION.

                  Not applicable.



                               Page 22 of 23 pages

                                   SIGNATURES



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      THE CPI DEVELOPMENT CORPORATION


Date:  February 8, 2001               By: /s/ Henry H. Hoyt, Jr.
                                          ---------------------------
                                          Henry H. Hoyt, Jr.
                                          President


Date:  February 8, 2001                 /s/ Henry H. Hoyt, Jr.
                                      -------------------------------
                                        Henry H. Hoyt, Jr.


                               Page 23 of 23 pages